UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 1-10585

A.	Full title of plan and the address of the plan, if different from that of the issue named below:

CHURCH & DWIGHT CO., INC. SAVINGS AND PROFIT SHARING PLAN FOR SALARIED EMPLOYEES

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.

469 NORTH HARRISON STREET

PRINCETON, NEW JERSEY 08543-5297

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR SALARIED EMPLOYEES

Page

Financial Statements and Supplemented Schedules:
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statement of Net Assets Available for Benefits December 31, 2006	3
Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2006	4
Notes to Financial Statements	5-11

Supplemental Schedules:
Schedule of Assets (Held at end of year) (Schedule H, Line 4i) December 31, 2006	12

All other Schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Retirement and Administrative Committee,

Plan Administrator and Participants

Church & Dwight Co., Inc. Savings and Profit

Sharing Plan for Salaried Employees

We have audited the accompanying statement of net assets available for benefits of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ J.H. Cohn LLP

Roseland, New Jersey

June 28, 2007

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR SALARIED EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006

ASSETS
Investments, at fair value	$177,324,577
Participant loans	1,055,666

Total	178,380,243

Receivables:
Employer contributions	6,612,503
Participant contributions	—

Total	6,612,503

Cash	210

Net assets available for benefits	$184,992,956

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

Investment income:
Net appreciation in fair value of investments	$17,777,995
Dividend and interest income	7,063,796

Total	24,841,791

Contributions:
Participant	9,373,704
Employer	7,446,988

Total	16,820,692

Total	41,662,483

Deductions from net assets attributable to:
Distributions to participants	18,071,416
Other charges	4,709

Total	18,076,125

Net increase in plan assets before transfers	23,586,358

Transfers in from other plan	161,406,598

Net increase in plan assets after transfers	184,992,956

Net assets available for benefits:
Beginning of year	—

End of year	$184,992,956

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following description of Church & Dwight Co., Inc. (the “Company”) Savings and Profit Sharing Plan for Salaried Employees (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

Effective July 1, 1994, Church & Dwight Co., Inc. Profit Sharing Plan and Church & Dwight Co., Inc. Savings Plan were merged, with the profit sharing plan being the survivor of the merger. Effective with the merger described above, the Plan was amended and restated to provide a cash or deferred arrangement (Internal Revenue Code Section 401(k)), for after-tax employee contributions and employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

Establishment of New Plan

Effective January 1, 2006, Church & Dwight Co., Inc. Profit Sharing Plan was renamed Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees and amended to exclude salaried employees. Coincident with such changes, the Company established Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees (collectively, the “New Plans”) to which the account balances of salaried employees under the Plan were transferred.

All salaried employees of the Company are eligible for participation in the Plan except for the following:

A participant who is a former Orange Glo International, Inc. (“OGI”) employee shall not be eligible for allocations of profit sharing contributions for 2006.

A participant who is employed at the Company’s Greenwood Village, Colorado location will not be an eligible participant in the Plan.

Administrative expenses:

Certain administrative costs are paid by the Company.

Contributions:

Participants may elect to make basic pre- or post-tax contributions of 1% to 6% of compensation, provided, however, that all contributions must be fixed in multiples of 1%. Participants may also elect to make additional pre- and post-tax contributions not to exceed 6% of compensation. Total participant contributions cannot exceed 12% of compensation. Participants who

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company matches an amount equal to 50% of each participant’s basic pre- or post-tax contribution.

Company matching contributions are invested in the Company Stock Fund. Participants specify which investment funds, in increments of 5% that their contributions are invested in, provided that not more than 50% of such contributions are contributed to the Company Stock Fund. Effective January 1, 2002, participants who attain or have attained age 55 and have completed 10 years of services may direct their matching contribution account be invested in any one or more investment funds.

As of each December 31, the Company shall make a profit sharing contribution to the fund in such amount, if any, as the Board in its discretion deems appropriate; provided, however, that the minimum contribution shall be 4% for 2003 and beyond as long as this plan design is in place.

The participant will specify in which investment fund, in increments of 5%, that the Company’s profit sharing contributions to their account will be invested.

A participant may, with the consent of the Plan administrator, make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified savings plan in which employees participated prior to their employment by the Company.

Participant accounts:

A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. Loans are secured by an equivalent lien on the participant’s nonforfeitable interest in the Plan and bear interest at prime plus 1%. Principal and interest are paid ratably through weekly payroll deductions.

Vesting:

Participants are fully vested at all times in their basic and additional pre- or post-tax contributions and rollover contributions. Participants vest in the Company’s matching contributions at the rate of 20% for each year of service, as defined in the Plan document and will become 100% vested after 5 years of service.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

Participants vest in their profit sharing accounts as follows:

Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Upon termination of employment for any reason, other than retirement, death or total and permanent disability, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant’s profit sharing account and Company matching contributions. A participant shall be 100% vested in the participant’s profit sharing account and Company matching contributions upon the attainment of normal retirement age, death or disability.

Each former employee of OGI who became employed by the Company as a salaried regular employee as a result of and in connection with the Company’s acquisition of substantially all of the net assets of OGI will be taken into account for the purpose of determining his or her years of service to the same extent that such service would have been credited for such purpose had it been performed as an employee of the Company.

Participant loans:

A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. Loans are secured by an equivalent lien on the participant’s nonforfeitable interest in the Plan and bear interest at prime plus 1%. Principal and interest are paid ratably through weekly payroll deductions.

Distributions:

The normal form of a benefit payment shall be a single life annuity, payable monthly and terminating with the last payment preceding the participant’s death. If the participant is married on the date benefits commence, the participant shall automatically receive a qualified joint and survivor annuity under which the benefits shall continue following the participant’s death to the surviving spouse during the spouse’s lifetime at a rate that is 50% of the amount payable during the joint lives of the participant and spouse and is the actuarial equivalent of a single life annuity for the life of the participant. The participant may elect a lump sum payment in lieu of the monthly annuity.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (concluded):

Forfeitures:

Forfeitures of nonvested Company matching and profit-sharing contributions are used to reduce future Company contributions. During the year ended December 31, 2006, Company matching and profit-sharing contributions were reduced by $482,223, for such forfeitures. The amount in the forfeitures account was $626,930 as of December 31, 2006.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation and income recognition:

Investments in mutual funds are carried at market as determined by Mercer Trust Company (the “Trustee”), which was changed from the Former Trustee, Putnam Fiduciary Trust Company, on January 1, 2005, based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain (loss) for each year is reflected in the statement of changes in net assets available for benefits. Participant loans are valued at their outstanding balance, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Payment of benefits:

Benefits are recorded when paid.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments:

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2006:

Church & Dwight Co., Inc. common stock	$57,773,796
Putnam Voyager Fund	12,939,430
Putnam Stable Value Fund	21,196,888
Putnam International Equity Fund	13,670,788
Neuberger Berman Genesis Fund	10,238,427

The Plan’s investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Company Stock Fund	$13,720,757
PIMCO Total Return Fund	(92,444)
George Putnam Fund of Boston	40,257
Putnam Growth and Income Fund	58,146
Putnam Vista Fund	439,423
Putnam Voyager Fund	674,660
Putnam International Equity Fund	1,836,930
Neuberger Berman Genesis Fund	(164,093)
Vanguard S&P 500 Index Fund	758,763
Lord Abbett Mid Cap Value Fund	(21,521)
ING Index Plus Small Cap Fund	(55,701)
Putnam Retirementready Maturity Fund	3,527
Putnam Retirementready 2010 Fund	4,809
Putnam Retirementready 2015 Fund	70,291
Putnam Retirementready 2020 Fund	156,825
Putnam Retirementready 2025 Fund	87,226
Putnam Retirementready 2030 Fund	95,981
Putnam Retirementready 2035 Fund	57,804
Putnam Retirementready 2040 Fund	67,856
Putnam Retirementready 2045 Fund	31,237
Putnam Retirementready 2050 Fund	7,262

Total	$17,777,995

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 4 - Nonparticipant-directed investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2006 and for the year then ended:

Net assets:
Company Stock Fund	$494,237

Changes in net assets:
Net appreciation	$556,203
Dividends/interest	2,960
Employer contributions	676,216
Transfer from other plan	1,928,935
Terminations and withdrawals	(92,627)
Forfeitures	(95,571)
Transfers to participant – directed investments	(2,561,913)
Loans	(15,337)
Fees and miscellaneous	95,371

Net increase	494,237
Balance, beginning of year	—

Balance, end of year	$494,237

Only the Company matching contributions made to the Company Stock Fund are nonparticipant-directed investments.

Note 5 - Related party transactions:

The Trustee is provided with the authority to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement dated July 1, 1996 with the Company. Certain Plan investments are in shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3 (14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 6 - Plan termination:

The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 7 - Tax status:

The Internal Revenue Service has determined and informed the Company by letter dated August 20, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 8 - Risks and uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR SALARIED EMPLOYEES

EIN #13-4996950

Plan #008

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(Schedule H, Line 4i)

DECEMBER 31, 2006

Identity of Issuer, Borrower, Lessor or Similar Party	Investment Description	Cost	Current Value
*Church & Dwight Co., Inc.	Common Stock	$23,466,885	$57,773,796

PIMCO Total Return Fund	Mutual Fund	8,461,580	8,386,522
*George Putnam Fund of Boston	Mutual Fund	6,974,344	7,001,626
*Putnam Fund for Growth and Income	Mutual Fund	5,848,218	5,861,845
*Putnam Vista Fund	Mutual Fund	7,900,456	8,295,527
*Putnam Voyager Fund	Mutual Fund	12,275,268	12,939,430
*Putnam Retirementready Maturity	Mutual Fund	383,494	387,166
*Putnam Retirementready 2010 Fund	Mutual Fund	1,032,303	1,029,305
*Putnam Retirementready 2015 Fund	Mutual Fund	4,134,332	4,201,131
*Putnam Retirementready 2020 Fund	Mutual Fund	4,396,617	4,537,685
*Putnam Retirementready 2025 Fund	Mutual Fund	2,699,007	2,771,671
*Putnam Retirementready 2030 Fund	Mutual Fund	2,006,379	2,084,362
*Putnam Retirementready 2035 Fund	Mutual Fund	1,338,145	1,392,739
*Putnam Retirementready 2040 Fund	Mutual Fund	1,022,512	1,079,455
*Putnam Retirementready 2045 Fund	Mutual Fund	556,777	586,304
*Putnam Retirementready 2050 Fund	Mutual Fund	136,636	143,688
ING Index Plus Small Cap Fund	Mutual Fund	1,381,813	1,328,182
*Putnam Stable Value Fund	Mutual Fund	21,196,888	21,196,888
*Putnam International Equity Fund	Mutual Fund	11,971,039	13,670,788
Neuberger Berman Genesis Fund	Mutual Fund	10,485,306	10,238,427
Vanguard S&P 500 Index Fund	Mutual Fund	6,161,436	6,853,144
Lord Abbett Mid Cap Value Fund	Mutual Fund	5,571,324	5,564,896

		139,400,759	177,324,577

Participant loans (various maturity dates, with interest rates ranging from 5.0% to 9.25%)	Loan	1,055,666	1,055,666

Totals		$140,456,425	$178,380,243

*	Party-in-interest.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Church & Dwight Co., Inc. Profit Sharing Plan for Salaried Employees

Date: June 28, 2007	By:	/s/ Gary P. Halker
	Name:	Gary P. Halker
	Title:	Vice President, Finance and Treasurer
Church & Dwight Co., Inc.